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                        April 7, 2023

       Gerald Quirk
       Chief Legal Officer
       Syros Pharmaceuticals, Inc.
       35 Cambridge Park Drive, 4th Floor
       Cambridge, MA 02140

                                                        Re: Syros
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 6, 2023
                                                            File No. 333-271160

       Dear Gerald Quirk:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jimmy
McNamara at 202-551-7349 with any questions.




                        Sincerely,


                        Division of Corporation Finance

                        Office of Life Sciences
       cc:                                              Cynthia T. Mazareas